Via Facsimile and U.S. Mail
Mail Stop 6010


April 19, 2006


Mr. Gregory P. Hanson
Vice President, Finance, and Chief Financial Officer
11388 Sorrento Valley Road
San Diego, CA  92121

Re:	Avanir Pharmaceuticals
	Form 10-K for the Fiscal Year Ended September 30, 2005
	File No. 001-15803

Dear Mr. Hanson:

      We have reviewed your February 27, 2006 response to our February
10, 2006 comment letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

7.  Deferred Revenue, page F-18
1. Refer to your response to comment one. Please revise the discussion of your obligations under this agreement to more clearly identify why your continuing involvement is significant.

10.  Shareholders` Equity, page F-21

Common stock, page F-22

Class A common stock, page F-22

Fiscal 2005, page F-22
2. Please refer to your response to our prior comment two. Explain to us why you do not feel that "any of the events or actions that could cause the call right to become exercisable" are within your control.
It appears that, based on the provisions that you described under the
Restricted Stock Repurchase Agreement, you could cause the contingent event or action to transpire through your decision to terminate employment for any reason with or without cause. This seems to require that you evaluate this as if the call feature is not contingent on a future event. Since it appears that the repurchase price is less than fair value of the underlying shares, revise your financial statements to account for the restricted stock award following variable accounting. Refer to paragraphs 95 and 96 of EITF
00-23.

11.  License and Other Agreements, page F-27

AstraZeneca UK Limited ("AstraZeneca"), page F-28
3. Refer to your response to comment three. We have reviewed your response and analysis, and still maintain that it appears that the license agreement revenues should be deferred over the period of the research and development contract. First you represent the obligation to perform the research and development as a benefit. While you may derive positive experiences from this association, the fact is that it is structured as an obligation within the license agreement. Second we note that instances where the license has value on a stand alone basis from the research contract would be rare, and we fail to see how your circumstances are substantially distinct as to merit such treatment. Please revise your financial statements to defer recognition of the upfront license fee over the research obligation period. Refer to footnote 36 of Question 1 of Topic 13(3)(f) of the
Staff Accounting Bulletins.

*   *   *   *

      As appropriate, please amend your Form 10-K for the year ended
September 30, 2005 and the Form 10-Q for the three months ended December 31, 2005 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant
Mr. Gregory P. Hanson
Avanir Pharmaceuticals
April 19, 2006
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